operating expenses limitation agreement

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made with effect as of August 24, 2022, by and among EntrepreneurShares Series Trust, a Delaware statutory trust (the “Trust”), on behalf of the series identified on Schedule A hereto (the “Fund”) and Seaport Global Advisors, LLC, a Massachusetts limited liability company (the “Adviser”).

RECITALS

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser, as amended or modified from time to time (collectively, the “Advisory Agreement”); and

WHEREAS, the Adviser has agreed to limit the operating expenses of the Fund pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires the Adviser to implement those limits.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties hereto, intending to be legally bound hereby, mutually agree as follows:

1.                  LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to waive all or a portion of the advisory fees payable to it with respect to the Fund under the Advisory Agreement, and to reimburse the Fund for operating expenses that the Fund incurs to the extent necessary to ensure that the total annual operating expenses of the Fund (excluding all federal, state and local taxes, interest expenses on borrowings, brokerage commissions, acquired fund fees and expenses (as defined in Form N-1A under the Investment Company Act of 1940, as amended, or any successor form thereto) and extraordinary expenses) do not exceed the limits specified on Schedule A.

2.                  REIMBURSEMENT OF FEES AND EXPENSES. The Adviser has a right to receive reimbursement for fee waivers and/or expense reimbursements made pursuant to this Agreement made in the prior three fiscal years, provided that after giving effect to such reimbursement total annual operating expenses of the Fund (excluding all federal, state and local taxes, interest expenses on borrowings, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) do not exceed the limits specified on Schedule A in any year of reimbursement.

3.                  TERM. Except with respect to Section 2 hereof, this Agreement shall be effective from August 24, 2022, until November 1, 2023. This Agreement shall automatically terminate upon the termination of the Advisory Agreement.

4.                  ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5.                  SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

Execution Copy

6.                  GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SEAPORT GLOBAL ADVISORS, LLC

By: /s/

Dr. Joel M. Shulman

Managing Director

ENTREPRENEURSHARES SERIES TRUST

By: /s/

Dr. Joel M. Shulman

President

Schedule A

ERShares Global Entrepreneurs*:                       Retail Class 0.98% of the average daily net assets

Class A 0.98% of the average daily net assets

Institutional Class 0.98% of the average daily net assets

* previously known as ERShares Global Fund